

January 7, 2013

<u>Via E-Mail</u>
Zack Rinat
Chief Executive Officer and Chairman of the Board
Model N, Inc.
1800 Bridge Parkway
Redwood City, CA 94065

      **Re:**    **Model N, Inc.**
              **Confidential Draft Registration Statement on Form S-1**
              **Submitted December 11, 2012**
              **CIK No. 0001118417**

Dear Mr. Rinat:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

1. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

3.      Please expand your disclosure regarding your software application suites to disclose in quantified terms that a substantial majority of your total revenues to date has been associated with your Revenue Management Enterprise suites, as disclosed on page 11.

4.      With respect to every third-party statement in your prospectus, such as the market data provided by Gartner, IDC and the Datamonitor Group, please provide us with copies of the relevant portions of the industry research reports you cite.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

5.      Please provide supplemental support for your statements indicating:

- that you are a pioneer and leading provider of revenue management solutions (page 1);
- that your application suites often become mission critical for your customers (page 1);
- that your solutions provide a competitive advantage for your customers (page 1);
- that you have a domain expertise in revenue management (page 1);
- the challenges faced by many life science and technology companies in managing the revenue lifecycle effectively (first six bullet points on page 2);
- that your customers use your solutions to achieve significant returns on investment (page 2);
- that you have established a reputation for delivering revenue management solutions to leading life science and technology customers (page 3); and
- that your products are used by respected industry leaders (page 3).

6.      Please revise here and under "Business" on page 66 to clarify the services you provide and how you generate revenue.  Specifically, please revise to discuss the following:

- How you generate revenues from licensing, implementation and subscription fees;
- Your on-premise and cloud-based solutions and the differences in these solutions, including any differences in how revenues are received;
- Whether any of your product suites are responsible for a significant portion of your revenues;
- What you mean by your statement on page 46 that your sales range from individual applications to end-to-end suites;
- Whether you sell a standard service or if you create individualized solutions for customers;
- What you mean by "license and implementation" and "SaaS and maintenance" on page 7 and how these terms relate to the product suites described; and

- How you market your services, including a description of your relationship with your system integrators referenced on page 19.

Company Overview, page 1

7.   Please tell us how you chose the customers identified in the last sentence of the second paragraph of this section and how these customers are representative of all your customers.

8.   To ensure that your disclosure is balanced, in addition to your revenues and net income, please also disclose here your accumulated deficit.

Risk Factors, page 10

General

9.   We note several instances in which you disclose information about your company using general terms such as the following (emphasis added):

- "A substantial majority of our total revenues has been associated with our Revenue Management Enterprise…" (page 11);
- "Our total revenues are largely dependent on the sale of software licenses and the related implementation services we provide" (page 11); and
- "The substantial majority of our total revenues to date have come from a limited number of customers" (page 13).

Please review your risk factor disclosure and revise to provide quantitative disclosure wherever possible.

Our revenues are dependent on our ability to maintain and expand existing customer…, page 12

10.  We note the last sentence of the first paragraph of this risk factor.  Please revise to clarify the significance of the division of the large customer you discuss with respect to your revenues and disclose whether the loss of this customer will materially affect your revenues.  If you expect the loss of this customer will have a material impact on net sales or revenues, please also include disclosure regarding the loss of this customer in your management's discussion and analysis of financial condition and results of operation as a known trend or uncertainty and revise to include a separate risk factor to discuss the loss of this customer and the expected effect on your revenues.

Our customers often require significant configuration efforts…, page 13

11.  We note your statement that a significant customer and a division of another significant customer recently claimed that solutions they had licensed were inadequate.  Please

revise to clarify the significance of the customer and the division with respect to your revenues.  Please also disclose whether the customer and division have indicated that they will discontinue licensing your software and if so, whether the loss of these customers would materially affect your revenues.

Use of Proceeds, page 39

12.     We note your statement that you currently have no specific plans for the use of the net proceeds from your offering.  However, from your disclosure, it appears that you plan to develop new products, expand platform capabilities, and expand your customer base through development and deployment of your cloud-based solutions.  To the extent possible, therefore, please provide more detail regarding the "general corporate purposes" and "working capital" for which the net proceeds in this offering are intended to be used.  Note that this section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Operating Expenses

Research and Development, page 50

13.     We note your discussion of the future completion of all final testing on your "product" in connection with the development of your standalone platform for your cloud-based solution.  Please revise to clarify what product you are referring to that is still awaiting all final testing and revise under the "Business" section to describe such new product in development.

Results of Operations

Comparison of Fiscal Years Ended September 30, 2011 and 2012, page 52

14.     Please revise to include a discussion of the significant factors that contributed to the change in the income tax provision between fiscal 2011 and 2012.  We would expect this discussion to provide clarity in explaining the material changes noted in the statutory to effective tax rate reconciliation on page F-30.

Revenues

License and Implementation, page 53

15.     Please provide a narrative discussion of the extent to which the increases in license and implementation revenues from existing customers were due to increasing in pricing or volume.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

SaaS and Maintenance, page 53

16.     Please revise to clarify why SaaS and maintenance and application support revenues
        increased.  Please provide in quantitative and qualitative terms the factors that lead to the
        increase in these revenues.  For example, please provide a narrative discussion of the
        extent to which increases were attributable to increases in pricing, increases in the
        volume or amount of services being sold, or to the introduction of new products or
        services.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 61

17.     Tell us whether the common stock valuations were contemporaneous or retrospective and
        whether they were performed by an unrelated valuation specialist, as defined by the
        AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as
        Compensation."  If the valuation specialist was a related party, please revise your
        disclosures to include a statement indicating that fact.  Additionally, if you did not obtain
        a contemporaneous valuation performed by an unrelated valuation specialist, please
        revise your disclosures to discuss the reason management chose not to do so.

18.     We note that your use of the market approach in calculating enterprise value at each
        valuation date considered revenue multiples of comparable peer companies in the public
        market.  We also note that you estimate expected volatility for share-based payment
        awards based on the historical closing prices of common shares of similar entities whose
        share prices are publicly available.  Please confirm that the same set of publicly traded
        companies is used in calculating enterprise value and estimating expected volatility and
        revise your disclosures accordingly.  Additionally, please revise your disclosures to
        discuss any limitations or uncertainties regarding comparability.

19.     Please tell us and revise your disclosures to clarify the date of the common stock
        valuation used in connection with the stock options granted on April 25, 2012.

20.     Please tell us whether a common stock valuation was performed subsequent to the
        September 28, 2012 grant date and if so, please tell us the date the valuation was
        performed and the results of such valuation.

21.     When you include the estimated IPO price in the registration statement, revise your
        disclosures to discuss each significant factor contributing to the difference between the
        estimated IPO price and the fair value of the underlying stock as of the most recent
        valuation date.  This reconciliation should describe significant intervening events within
        the company and changes in assumptions, as well as, weighting and selection of valuation
        methodologies employed that explain the changes in the fair value of your common stock

up to the effective date of the registration statement.

22.     Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

23.     For any stock-based payment awards granted subsequent to the most recent balance sheet date presented in your registration statement, please revise your disclosures to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Business

Products, page 71

24.     Please revise to describe more clearly each application in your Revenue Management Enterprise suite.  For example, clarify how your solution enforces pricing consistency across geographies and transactions and how your solution would enable medical device companies to enforce compliance to purchase commitments made by individual health provider customers.

Services and Customer Support, page 74

25.     Please revise to clarify your relationship with the consulting firms mentioned on page 75, including any business arrangements you have may have with them, and how these firms promote the implementation of your solutions.

Customers, page 75

26.     Please revise to identify the customers described here.

Competition, page 76

27.     Please revise to clarify what ERP and CRM applications are and describe how your product differs from these solutions.

Executive Compensation

Fiscal 2012 Summary Compensation Table, page 86

28.     We note that you have chosen to use the scaled disclosure requirements for smaller reporting companies.  However, please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary

compensation table as required by Item 402(o) of Regulation S-K.  For example, please disclose the material terms of the bonus received by Mr. Rinat in 2012, including a general description of the formula or criteria applied in determining the amount payable.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies and Estimates

Revenue Recognition

License and Implementation, page F-9

29.     We note that you recognize revenues from the sale of software licenses for your on-premise solutions and related implementation services on a percentage-of-completion basis and that you measure progress toward completion based on the resources expended during the reporting period as compared to the estimated total resources required to implement your solutions.  Please describe the input measures you use in connection with the resources-expended method.  For example, do you express resources expended in terms of labor hours or labor dollars?  Please revise your disclosures accordingly.

SaaS and Maintenance, page F-9

30.     Please confirm whether you apply the relative selling price method as noted in ASU No. 2009-13 to your SaaS arrangements that include multiple elements (e.g., subscription and related implementation fees and other services).  If so, please revise your disclosures to discuss how you apply the guidance in ASC 605-25-25-5 in determining whether the delivered item(s) is considered a separate unit of accounting and the reasons that it does not qualify as a separate unit, if applicable.  Additionally, revise your disclosures to discuss how you allocate arrangement consideration based on the relative selling price of each deliverable.  Your disclosures should include a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables as required by ASC 605-25-50-2(e).

31.     We note your disclosure stating that in cases where SaaS arrangements include implementation services that do not have stand-alone value, you limit the revenues recognized to proportional performance of the implementation services.  Please provide us with further details explaining this method and refer to the authoritative accounting literature relied upon.

32.     We note that for multiple-element software arrangements where you apply the residual method to allocate arrangement consideration, vendor-specific objective evidence

("VSOE") of fair value for the undelivered elements is determined based on the price charged when the element is sold separately or a price set by management with the relevant authority. Please describe your methodology for establishing VSOE for each of the undelivered elements. With respect to post-contract customer support, if VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, provide the range of renewal rates and tell us what percentage of your customers actually renews at such rates. Alternatively, if VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE.

Note 9. Income Taxes, page F-29

33.    We note your disclosure that as of September 30, 2012, U.S. income taxes were not provided for on the cumulative total of $1 million undistributed earnings from foreign subsidiaries. Please note that if determination of the unrecognized deferred tax liability on these earnings is practicable, the amount of the liability is required to be disclosed. If determination of such liability is not practicable, you should disclose a statement to that effect. Refer to ASC 740-30-50-2(c). Please revise your disclosures accordingly.

Exhibits

34.    Please file as exhibits:

- the agreements governing your material relationship with the systems integrators described on page 19;
- the agreements governing your material relationship with the consultants referenced on page 75; and
- the agreements governing your material relationships with the customers referenced on page 75.

General

    If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

    Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.  Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or me at (202) 551-3457 with any other questions.  If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:     Via E-Mail
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP